UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

Sonoco Retirement and Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Grant Thornton LLP
1320 Main Street, Suite 500
Columbia, SC 29201
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
T 803.231.3100
F 803.231.3057
www.GrantThornton.com

To the Participants and the Employee Benefits Committee of the
Sonoco Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonoco Retirement and Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonoco Retirement and Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton, LLP
Columbia, South Carolina
June 27, 2014

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

(in thousands of dollars)	2013	2012
Assets
Investments, at fair value:
Plan investments	$813,647	$—
Plan interest in Sonoco Products Company Master Trust	—	638,127
Total investments	813,647	638,127

Receivables:
Notes receivable from participants	26,884	27,373
Employer contributions	12,578	9,530
Total receivables	39,462	36,903

Net assets available for benefits at fair value	853,109	675,030
Adjustment from fair value to contract value for interest in Stable Value Fund relating to fully benefit-responsive investment contracts	(1,772)	(7,991)
Net assets available for benefits	$851,337	$667,039

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

(in thousands of dollars)	2013	2012
Additions to net assets attributed to:
Net appreciation of Plan investments	$119,861	$—
Interest and dividends on Plan investments	5,882	—
Net appreciation of Plan interest in Sonoco Products Company Master Trust investment income	—	37,400
Interest and dividends on Plan interest in Sonoco Products Company Master Trust investment income	—	6,834
Net investment income (Note 3)	125,743	44,234
Interest income on notes receivable from participants	1,178	1,164
Contributions:
Employer	22,610	8,458
Employees	31,968	28,067
Total contributions (Note 2)	54,578	36,525
Total additions	181,499	81,923
Deductions from net assets attributed to:
Distributions to participants	65,599	52,237
Administrative expenses (Note 5)	2,167	1,346
Total deductions	67,766	53,583

Increase in net assets available for benefits before transfer from/(to) other qualified plans	113,733	28,340
Transfers in from other qualified plans (Note 1)	71,093	41,425
Transfer out to other qualified plans (Note 1)	(528)	—
Increase in net assets available for benefits	184,298	69,765
Net assets available for benefits:
Beginning of year	667,039	597,274
End of year	$851,337	$667,039

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Sonoco Retirement and Savings Plan (the “Plan”), formerly the Sonoco Savings Plan (the “Savings Plan”), is a defined contribution plan covering a majority of U.S. employees of Sonoco Products Company (the “Company” or “Sonoco”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. The Company, a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has 335 locations in 33 countries. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”).

Effective December 15, 2012, the Sonoco Investment and Retirement Plan (“SIRP”) was merged into the Plan. SIRP assets totaling approximately $38,564,000 were transferred into the Plan on that date, and included approximately $9,290,000 in retirement contributions ("SIRP retirement contributions") receivable from the employer. Those receivables are included in the "Statements of Net Assets Available for Plan Benefits" as of December 31, 2012. The merger did not impact participant investments as they were undivided interests in the investment accounts. After the merge, the Plan holds sole interest of the investments previously held by the Trust. The participants of the SIRP plan remained subject to terms of the original SIRP plan document regarding eligibility requirements and employer retirement contribution calculations, which were integrated in the documents for the current Plan with an amended Plan document effective January 1, 2013.

During 2012, the 401(k) assets from the 2008 acquisition of ClearPack, totaling approximately $2,861,000, were transferred into the Plan.

The Company acquired certain businesses from Tegrant Corporation in 2011, whose net 401(k) assets, totaling approximately $71,093,000, were transferred into the Plan on January 1, 2013. Also during 2013, a business under the original Tegrant Corporation acquisition was sold and a deconversion of approximately $528,000 in Plan assets occured on April 24, 2013.
Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits other than retirement contributions upon completion of 30 days of service. However, employees at certain union locations may participate after 30 days of service, but are eligible to receive the Company’s matching and discretionary contributions only after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours, depending on the location.

An employee who was eligible under the terms of the SIRP is eligible to participate in Plan benefits with respect to retirement contributions from the employer. This includes those employees previously in the Sonoco Pension Plan (the “Pension Plan”), a separate plan sponsored by the Company, who elected to transfer into the SIRP under a one-time option effective January 1, 2010 and non-union employees hired on or after January 1, 2004, as they were ineligible for coverage under the Pension Plan.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Contributions
Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $17,500 for 2013 and $17,000 for 2012. Participants over age 50 could contribute additional pre-tax contributions up to $5,500 for both 2013 and 2012, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $50,000 or 100% of gross pay in 2013, and $50,000 or 100% of gross pay in 2012. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eleven index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.

The Company provides matching contributions and SIRP retirement contributions. Matching contributions are made in cash or the Company's common stock in amounts determined annually by the Company’s Board of Directors (the “Board”). For 2013 and 2012, the Company matching contributions were equal to 50% on the first 4% of a non-union participant’s pre-tax contributions. For union participants, the Company matching contributions are determined in accordance with collectively bargained agreements. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. The Board may elect to provide additional matching contributions at its discretion; however, the Board elected no such contributions in 2013 or 2012. SIRP retirement contributions are made by the Company and equal 4% of eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants may direct J.P. Morgan (“JPM”), the Trustee, to invest any portion of retirement contributions in the available investment options.

Participant Accounts
For those eligible without respect to Plan benefits other than retirement contributions, each participant’s account is credited with the participant’s contributions; the Company’s matching contributions, and an allocation of Plan earnings and losses. Each participant eligible with respect to retirement contributions is credited with the annual contribution for service in the previous year and Plan earnings and losses in his or her account. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching and retirement contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract. Vesting in the Company’s retirement contributions and earnings thereon are based on years of service. A participant is 100% vested after three years of service or upon reaching age fifty-five, if earlier. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching and retirement contributions.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 70 ½. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 70 ½ for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion attributable to SIRP retirement contributions - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the retirement contributions. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (4.25% at both December 31, 2013 and 2012). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances are used to reduce future employer matching and retirement contributions. For the year ended December 31, 2013, forfeitures totaling approximately $100,000 were used to reduce employer matching contributions. During 2012, forfeitures totaling approximately $127,000 and $151,000 were used to reduce employer matching and retirement contributions, respectively. At December 31, 2013 and 2012, the remaining balance in the forfeitures account totaled approximately $271,000 and $297,000, respectively. The 2012 amount includes forfeitures transferred from the SIRP at the December 15, 2012 merger date, which totaled approximately $205,000.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.     Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a Stable Value Fund. The “Statements of Net Assets Available for Benefits” presents the fair value of the investments in the Stable Value Fund, as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value relating to the investment contracts. The “Statements of Changes in Net Assets Available for Benefits” is prepared on a contract value basis.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan, and includes both matching and SIRP retirement contributions. As of December 31, matching and SIRP retirement contributions receivable - net of forfeitures - were approximately $529,000 and $12,049,000, respectively, in 2013, and approximately $239,000 and $9,291,000, respectively, in 2012. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. During 2012, the fair value of the Plan’s interest in the Master Trust was based on the specific interest that each plan had in the underlying participant directed investment options. After the merge, the fair value of the Plan was based on the underlying investment options of the Plan. The investments held by the Master Trust in 2012 and solely by the Plan in 2013 were valued as follows:

Shares of collective trusts are valued at the net asset value of shares held at year end. Individual assets of the synthetic investment contracts (“SIC”) are valued at representative quoted market prices. The fair value of the wrap contracts for the SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. All SIC investments are held in the Stable Value Fund, see Note 3. Shares of common stock are valued at open market values published by the respective stock exchange markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies (Continued)
Payment of Benefits
Benefits are recorded as distributions to participants when paid.
Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance became effective for the Plan on January 1, 2012 and has been incorporated into these financial statements.

Note 3.    Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Savings Plan and the SIRP Plan. Until the merger of the SIRP into the Savings Plan on December 15, 2012, each plan had an undivided interest in the Master Trust investment accounts in which they both participated. After the merge, the Sonoco Retirement and Savings Plan holds sole interest of the investments that were previously in the Trust. The assets of the Plan are held by JPM, as were the assets in the Master Trust prior to the merge. Although the Master Trust was not legally dissolved and still existed, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the year ended December 31, 2013. JPM served as trustee of Plan in 2013 and trustee of the Master Trust in 2012. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan and the previous Master Trust. At December 31, 2012, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments. For the years ended December 31, 2013 and 2012, investment options in which the Plan participates include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, S&P Mid-Cap Fund, SSGA Retirement Income Fund, SSGA Retirement 2010 Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2040 Fund, SSGA Retirement 2050 Fund, the Self-Managed Account, Sonoco Stock Fund, and the Stable Value Fund.

S&P 500 Index Fund
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities intended to approximate the Barclay's Capital U.S. Aggregate Bond Index.

Russell 2000 Index Fund
The Russell 2000 Index Fund invests in the 2000 small cap equities that comprise the Russell 2000 Index.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
International Stock Index Fund
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

S&P Mid-Cap Fund
The S&P Mid-Cap Fund invests in all stocks in the S&P Mid-Cap 400 Index in proportion to their weighting in the Index.

Self-Managed Account
The Self-Managed Account allows employees to invest in a wide variety of common stocks, mutual funds, and cash equivalents held for liquidity purposes. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

SSGA Retirement Income Fund
The Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 27% equity funds and 73% bond and money market funds.

SSGA Retirement 2010 Fund
The 2010 Fund starts out with an equity and bond allocation suitable for retirement in the present time. As of December 31, 2013, this fund has a mix of 29% equities and 71% fixed income and money market funds. Having met its target date, the 2010 Fund will continue becoming more conservative for 5 to 10 years, until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2020 Fund
The 2020 Fund starts out with an equity and bond allocation suitable from now until the year 2020 and beyond. As of December 31, 2013, this fund has a mix of 57% equities and 43% fixed income and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2030 Fund
The 2030 Fund starts out with an equity and bond allocation suitable from now until the year 2030 and beyond. As of December 31, 2013, this fund has a mix of 75% equities and 25% fixed income and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2040 Fund
The 2040 Fund starts out with an equity and bond allocation suitable for the full time horizon - from now until the year 2040 and beyond. As of December 31, 2013, this fund has a mix of 86% equities and 14% fixed income and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
SSGA Retirement 2050 Fund
The 2050 Fund starts out with an equity and bond allocation suitable for the full time horizon - from now until the year 2050 and beyond. As of December 31, 2013, this fund has a mix of 87% equities and 13% fixed income and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

Sonoco Stock Fund
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SIC, which are supported by underlying assets owned by the Plan, including a pooled separate account and collective trusts. Assets underlying the pooled separate account and collective trusts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the Fund was 1.86% and 2.44% at December 31, 2013 and 2012, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31 of both years. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 1.87% and 2.45% at December 31, 2013 and 2012, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2013 and 2012.

Security-backed SICs contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the paticipating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the Plan, including a merger with another Plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2013		2012
Common Stock and Mutual Funds
Sonoco Stock Fund	$60,575	*	$51,804	*
Self-Managed Account	5,593		5,288
Collective Trusts
S&P 500 Index Fund	173,943	*	117,263	*
S&P Mid-Cap Fund	70,817	*	46,399	*
Bond Market Index Fund	54,093	*	45,118	*
International Stock Index Fund	66,566	*	42,293	*
Russell 2000 Index Fund	53,565	*	37,659	*
SSgA Retirement 2020 Fund	32,864		22,755
SSgA Retirement 2030 Fund	35,832		20,610
SSgA Retirement 2040 Fund	24,574		14,983
SSgA Retirement 2010 Fund	5,792		3,697
SSgA Retirement Income Fund	2,165		2,503
SSgA Retirement 2050 Fund	4,813		1,849
Stable Value Fund
Stable Value Fund	—		225,906	*
Wells Fargo Fixed Income Fund F	100,542	*	—
Wells Fargo Fixed Income Fund L	51,932	*	—
Wells Fargo Stable Return Fund G	12,321		—
Wells Fargo Short-Term Investment Fund S	4,671		—
Metropolitan Life Insurance Company Separate Account	52,989	*	—
Total investments at fair value	$813,647		$638,127
*Investments or investments in a fund representing more than 5% of the Plan’s or Master Trust's net assets as of December 31, 2013 and 2012

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
The components of net appreciation for the Plan at December 31 is as follows:

(in thousands of dollars)	2013
Net appreciation in fair value of investments:
Collective Trusts	$110,404
Common Stock and Mutual Funds	9,457
$119,861

The following table presents the fair values and contract values of all Master Trust investments at December 31:

(in thousands of dollars)
Investments at fair value	2012
Collective Trusts	$355,129
Common Stock and Mutual Funds	57,092
Stable Value Fund	225,906
Total Investments at Fair Value	638,127
Adjustment to state Stable Value Fund at Contract Value	(7,991)
Total Plan Investments	$630,136
Investment income for the Master Trust is as follows:

(in thousands of dollars)	2012
Net appreciation in fair value of investments:
Collective Trusts	$43,795
Common Stock and Mutual Funds	(4,627)
Interest and dividends	7,127
$46,295

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements
The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in a three-tier value hierarchy to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Common Stock and Mutual Funds (a)	$66,168	$66,168	$—	$—
Collective Trusts (b)	525,024	—	525,024	—
SIC—Collective Trusts—Wells Fargo
Fixed Income Funds F (c)	100,542	—	100,542	—
Fixed Income Funds L (c)	51,932	—	51,932	—
Collective Trust—Wells Fargo
Stable Return Fund G (c)	12,321	—	12,321	—
Short-Term Investment Fund S (c)	4,671	—	4,671	—
SIC—Metropolitan Life Insurance
Company Separate Account (c)	52,989	—	52,989	—
Total fair value of investments	$813,647	$66,168	$747,479	$—

(in thousands of dollars)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Common Stock and Mutual Funds (a)	$57,092	$57,092	$—	$—
Collective Trusts (b)	355,129	—	355,129	—
SIC—Collective Trusts—Wells Fargo
Fixed Income Funds F&L (c)	152,040	—	152,040	—
Collective Trust—Wells Fargo
Stable Return Fund G (c)	20,557	—	20,557	—
SIC—Metropolitan Life Insurance
Company Separate Account (c)	53,309	—	53,309	—
Total fair value of investments	$638,127	$57,092	$581,035	$—

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements (Continued)
(a) Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b) The Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values.
(c) These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent fully benefit-responsive Synthetic Investment Contracts ("SIC"). The SIC wraps investments in a pooled separate account and collective trust whose underlying investments are primarily fixed income instruments. These instruments are valued based on the underlying investments’ fair market value.
The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in “Net appreciation of investments” in the "Statements of Changes in Net Assets Available for Benefits." See Note 3 for the components of the change in appreciation.
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2013 and 2012, there were no transfers in or out of levels 1, 2, or 3.

Note 5.    Related Party Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by ING Life Insurance Co. and Wells Fargo, N.A., and each qualify as a party-in-interest. As the Plan Trustee and recordkeeper, JPM issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, JPM was paid administrative fees throughout the year. Fees paid by the Plan to these related parties amounted to approximately $2,167,000 and $1,346,000 for the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Plan held approximately 1,452,000 and 1,738,000 shares, respectively, of common stock of the Company with a fair value of approximately $60,575,000 and $51,804,000, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income on the common stock of the Company of approximately $1,941,000 and $2,161,000, respectively.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 6.    Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Also, during the previous plan year, the plan administrator determined that certain plan operations were not in accordance with the plan document or not in accordance with the IRC. As necessary, the plan administrator utilized a corrective program available by the IRS rules and regulations to correct issues of non-compliance and thus they believe the plan remained in compliance with the IRC and will remain tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. A request by the Plan for a determination letter will be made, as required.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations prior to 2010.

Note 7.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 8.    Subsequent Events
Reparco USA, Inc. was acquired by the Company on December 31, 2013. The 401(k) assets, totaling approximately $508,000, were transferred into the Plan on May 1, 2014.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 9.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2013	2012
Net assets available for benefits per the financial statements	$851,337	$667,039
Plus:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,772	7,991
Net assets available for benefits per Form 5500	$853,109	$675,030
The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500:

(in thousands of dollars)	Year ended December 31, 2013
Increase in net assets available for benefits before transfer from/(to) other qualified plans per the financial statements	$113,733

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,219)
Increase in net assets available for benefits before transfer from/(to) other qualified plans per Form 5500	$107,514

Supplemental Schedule

Sonoco Savings and Retirement Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2013

(in thousands of dollars) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Number of Shares or Units	Current or Market Value
Common Stock and Mutual Funds
Sonoco Products Company*	Sonoco Stock Fund	1,451,579	$60,575
JP Morgan Chase Bank, N.A. *	Self-Managed Account		5,593
Collective Trusts
StateStreet Global Advisors*	S&P 500 Index Fund	10,981,007	173,943
StateStreet Global Advisors*	S&P Mid-Cap Fund	4,556,305	70,817
StateStreet Global Advisors*	International Stock Index Fund	5,250,098	66,566
StateStreet Global Advisors*	Bond Market Index Fund	4,461,888	54,093
StateStreet Global Advisors*	Russell 2000 Index Fund	3,436,931	53,565
StateStreet Global Advisors*	SSgA Retirement 2020 Fund	2,226,668	32,864
StateStreet Global Advisors*	SSgA Retirement 2030 Fund	2,350,404	35,832
StateStreet Global Advisors*	SSgA Retirement 2040 Fund	1,611,207	24,574
StateStreet Global Advisors*	SSgA Retirement 2010 Fund	431,668	5,792
StateStreet Global Advisors*	SSgA Retirement Income Fund	165,446	2,165
StateStreet Global Advisors*	SSgA Retirement 2050 Fund	315,445	4,813
Stable Value Fund
ING Life Insurance Co.*	Synthetic Investment Contract, 1.45%		50,271
Prudential Insurance Company of America	Synthetic Investment Contract, 1.46%		50,271
Monumental Life Insurance Co.	Synthetic Investment Contract, 2.60%		51,836
Monumental Life Insurance Co.	Synthetic Investment Contract		96
Metropolitan Life Ins. Co.	Synthetic Investment Contract, 2.69% (b)		52,948
Metropolitan Life Ins. Co.	Synthetic Wrapper Agreement (b)		41
Wells Fargo, N.A.*	Collective trust, Wells Fargo Stable Return Fund G (a)	239,291	12,321
Wells Fargo, N.A.*	Collective trust, Wells Fargo Short-Term Investment Fund S (a)	4,671,067	4,671
			$813,647
Notes receivable from participants*	Notes receivable from participants have interest rates ranging from 4.25% to 10.5%, with varying maturity dates from 2014 to 2033		26,884
			$840,531

*	Represents a party-in-interest to the Plan

(a)	Represents a collective trust fund sponsored by Wells Fargo Bank, N.A.

(b)	Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 27, 2014	By:	/s/ Barry L. Saunders
Date		Barry L. Saunders
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23-1
Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Retirement and Savings Plan